SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   January 8, 2004

Commission file number: 333-46607-12	Commission file number: 333-46607
Werner Holding Co. (PA), Inc.	**Werner Holding Co. (DE), Inc.**
(Exact name of co-registrant as specified in charter)	(Exact name of co-registrant as specified in charter)

Pennsylvania	25-0906895	Delaware	25-1581345
(State or other jurisdiction of incorporation)	(IRS employer identification no.)	(State or other jurisdiction of incorporation)	(IRS employer identification no.)

93 Werner Rd. Greenville, PA	16125	1105 North Market St., Suite 1300 Wilmington, DE	19899
(Address of principal executive offices)	(Zip Code)	(Address of principal executive offices)	(Zip Code)

(724) 588-2550	(302) 478-5723
(Co-registrant's telephone number, including area code)	(Co-registrant's telephone number, including area code)

TABLE OF CONTENTS

The co-registrants are Werner Holding Co. (PA), Inc. and Werner Holding Co. (DE), Inc., which is a wholly owned subsidiary of Werner Holding Co. (PA), Inc. Werner Holding Co. (PA), Inc. has no substantial operations or assets other than its investment in Werner Holding Co. (DE), Inc.

Item 7. Exhibit.

   (c) Exhibit

       99.1 Presentation Slides — Bondholders Status Update January 8, 2004

Item 9. Regulation FD Disclosure.

Werner Holding Co. (DE), Inc., which through its Werner Co. subsidiary is the nation's largest manufacturer and marketer of ladders and other climbing products, announced on January 6, 2004 that it is holding a conference call for holders of its outstanding 10% Senior Subordinated Notes due 2007 at 11:00 a.m. Eastern Standard Time on Thursday, January 8, 2004. The purpose of the call is to discuss the information recently reported by the Company in its Current Report on Form 8-K dated December 19, 2003. Although the Company does not believe that the information to be presented during the conference call contains material, non-public information regarding the Company, it is the policy of the Company to make publicly available any materials presented at such conference calls. Accordingly, the Company is filing this Form 8-K to provide to the public a copy of the presentation that will be discussed on the conference call. A copy of the presentation is attached hereto as Exhibit 99.1.

The digital replay of the conference call will be available for seven days after the call by dialing 877-519-4471 and entering the PIN #4414489. The presentation slides will also be available for seven days following the call at the following website: http://orion.calleci.com/servlet/estreamgetevent?id=3172&folder=powerslides

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the co-registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: January 8, 2004

WERNER HOLDING CO. (PA), INC.

By: /s/ Larry V. Friend

Larry V. Friend
Vice President, Chief Financial Officer
and Treasurer

Date: January 8, 2004

WERNER HOLDING CO. (DE), INC.

By: /s/ Larry V. Friend

Larry V. Friend
Vice President, Chief Financial Officer
and Treasurer

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